Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Names Under Which Subsidiary Does Business

Alexza UK Limited	United Kingdom	Alexza UK Limited

Alexza Singapore Pte. Ltd.	Singapore	Alexza Singapore Pte. Ltd.

Alexza Singapore Manufacturing Pte. Ltd.	Singapore	Alexza Singapore Manufacturing Pte. Ltd.

Symphony Allegro, Inc.	Delaware	Symphony Allegro, Inc.

Addicere Therapeutics, Inc.	Delaware	Addicere Therapeutics, Inc.